VIA SEDAR

To the Securities Regulatory Authorities:

RE: Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual and Special Shareholders Meeting of the Company held on May 1, 2014 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result
1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted.
	Ross Cory Robert Gilmore Geoffrey Handley Michael Price Steven Reid Jonathan Rubenstein Donald Shumka Paul Wright	For 468,370,883 (98.38%) 388,824,167 (81.68%) 388,779,910 (81.67%) 462,897,406 (97.35%) 472,771,797 (99.31%) 385,508,046 (80.98%) 471,695,215 (99.08%) 475,288,017 (99.84%)	Withheld 7,693,630 (1.62%) 87,237,795 (18.32%) 87,282,052 (18.33%) 12,624,232 (2.65%) 3,290,165 (0.69%) 90,553,916 (19.02%) 4,366,747 (0.92%) 773,945 (0.16%)
2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted.
		For 505,195,802 (99.89%)	Withhold 551,393 (0.11%)
3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted.
		For 504,954,714 (99.84%)	Against 789,465 (0.16%)
4	Approve the repeal of the former By-law No. 1 and the adoption of new By-law No. 1	The repeal of the former By-law No. 1 and the adoption of new By-law No. 1 was approved by a majority of shareholders that voted.
		For 467,319,393 (98.16%)	Against 8,745,122 (1.84%)

5	Approve a special resolution adopting amendments to the restated articles of incorporation.	The special resolution adopting amendments to the restated articles of incorporation was approved by a majority of shareholders that voted.
		For 475,494,234 (99.88%)	Against 568,681 (0.12%)
6	Approve amendments to the amended and restated incentive stock option plan for officers and directors	The amendments to the amended and restated incentive stock option plan for officers and directors were approved by a majority of shareholders that voted.
		For 386,428,361 (81.14%)	Against 89,817,494 (18.86%)
7	Approve amendments to the amended and restated incentive stock option plan for employees, consultants and advisers	The amendments to the amended and restated incentive stock option plan for employees, consultants and advisers were approved by a majority of shareholders that voted.
		For 401,572,773 (84.32%)	Against 74,673,084 (15.68%)
8	Approve a new performance share unit plan	The new performance share unit plan was approved by a majority of shareholders that voted.
		For 459,314,491 (96.48%)	Against 16,750,019 (3.52%)

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Executive Vice President, Administration and Corporate Secretary